FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number          000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2010	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 12, 2010

EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic announces Q2 2010 results,
further restructuring and management changes

August 12, 2010 (Dublin, IRELAND) – CryptoLogic, a global developer of Internet casino and branded gaming software, announces its financial results for the second quarter ended June 30, 2010. Additionally,   the Company announces further restructuring and management changes.

Results Summary:
●	Total revenues declined to $6.7 million (Q1 2010: $7.6 million) reflecting a change in accounting estimate relating to the amortization of certain pre-paid royalties and continued difficult trading
●	Hosted casino revenue at $5.8 million (Q1 2010: $5.8 million). Amortization of royalties and games now reported separately and no longer charged against casino revenues
●	Branded games revenue increased to $1.5 million (Q1 2010: $1.3 million)
●	Poker and other revenues were $0.7 million (Q1 2010: $1.3m)
●	Amortization of royalties and games increased to $1.2 million (Q1 2010: $0.7 million) as a result of a change in accounting estimate relating to the amortization of certain prepaid amounts
●	Operating, general & administrative and amortization costs amounted to $12.9 million (Q1 2010: $11.0 million)
●
Non-recurring costs of $7.3 million, comprising a non-cash impairment of intangible assets of $3.6 million, impairment of capital assets of $2.1 million and reorganization costs, including an additional provision of $1.7 million for the  restructuring plan

●	Net loss of $12.7 million (Q1 2010 Loss: $3.2 million)
●	Net cash at June 30, 2010: $17.4 million (Q1 2010: $19.7 million)

Further Restructuring and Outlook:
●	Implementing a further restructuring plan to lower significantly the cost base, including a reduction in workforce by the end of Q4 2010
●	Commenced implementation of measures advised by external industry consultants to improve hosted casino
●	Outlook remains challenging and the Board continues to pursue avenues to enhance the Company’s strategy in the interests of stakeholders

Management Changes:
●
After working with the Board on the restructuring plan, Brian Hadfield, Chief Executive Officer, has decided to leave the Company and resign as a Director.  David Gavagan, the Chairman, assumes the role of CEO on an interim basis

●	As announced previously, Huw Spiers has joined the Company and will assume the role of Chief Financial Officer from August 15

For more information, please contact:
CryptoLogic +353 (0) 1 234 0400	Corfin Public Relations (UK media only) +44 207 596 2860
David Gavagan, , Chairman	Neil Thapar, Alexis Gore or Harry Chathli

Overview

Q2 2010 results were disappointing as slow progress was made amid continued challenging trading conditions to turn round the Company’s performance. Overall revenues declined to $6.7 million (Q1 2010: $7.6 million). The Company amortized the cost of certain prepaid royalties on a straight line basis, reducing overall revenues by $0.6m in the quarter. In addition, some licensees experienced a decline in contribution from higher margin slot games and some negative impact from the World Cup. Excluding the impact of the change in accounting estimate for prepaid royalties, revenues from both the hosted casino and branded games licensing business were up sequentially.

The Company incurred $7.3 million non recurring costs, comprising a non-cash impairment of intangible assets of $3.6 million, impairment of capital assets of $2.1 million and reorganization costs, including an additional provision of $1.7 million in respect of a further restructuring to reduce its cost base.

Further restructuring
In the light of continuing difficult trading conditions, a further restructuring is being implemented to reduce significantly the cost base including a reduction in the total workforce by the end of Q4 2010.

Following a review by a leading firm of industry consultants announced previously, a number of measures are being implemented to improve the performance of the hosted casino business.

Management Changes
After working with the Board on the restructuring plan, Brian Hadfield, Chief Executive Officer, has decided to leave the Company and resign as a Director.  David Gavagan, the Chairman, assumes the role of CEO on an interim basis.

As announced previously, Huw Spiers has joined the Company and will assume the role of Chief Financial Officer from August 15.

Operating Review

Hosted Casino
Revenue from fully hosted virtual casino rooms provided to online gaming brand operators was $5.8 million in Q2 2010 (Q1 2010: $5.8 million). Amortization of royalties and games now reported separately and no longer charged against casino revenues. CryptoLogic’s fully hosted casino suite was launched recently by Betsafe.com under a multi-year licensing deal signed last year. Betsafe is a leading online gaming operator with a customer base of over 400,000 players.

Branded Games
Branded casino games delivered further growth as operators continued their rollout of CryptoLogic games. Revenues from this segment increased to $1.5 million in Q2 2010 (Q1 2010: $1.3 million), despite some licensee sites being impacted by lower wagering activity caused by the World Cup.

51 new branded games were launched in the quarter taking the total number of games rolled out by licensees and generating revenues to date to 150, with a further backlog of approximately 41games expected to go live in 2010. CryptoLogic’s games are licensed to many of the world's leading online gaming operators such as 888.com, Betfair, GalaCoral, and PartyGaming.

Since June 30, three clients have been signed for CryptoLogic’s new casino offering, Instant Click. They are Tain AB, SkillonNet and Nyx Interactive. This product is aimed at expanding the Company’s addressable market and shortening the time required to implement these new games on customers’ networks.

Amortization of Royalties
The Company licenses various royalty rights from several owners of intellectual property rights for use in the Hosted Casino and Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as a reduction in revenue. In Q2 2010 the Company revised its accounting estimate in respect of the amortization of certain prepaid royalties so that substantially all royalties are now being amortized on a straight line basis. Amortization of royalties and games now reported separately and no longer charged against casino revenues.

Balance Sheet and Cash Flow
At June 30, 2010, the Company ended the quarter with $17.4 million of net cash, which consists of cash and cash equivalents and security deposits, or $1.26 of net cash per diluted share (March 31, 2010: $19.7 million or $1.42 per diluted share). The decrease in net cash during Q2 2010 of approximately $2.3 million is due to the cash impact of operating losses of $3.1 million and purchase of capital assets of $0.4 million, and a decrease in trade accounts payable of $1.2 million, partially offsetting this is a decrease in accounts receivable of $2.0 million, decrease in prepaid expenses $0.2 million and a $0.2 million increase in income taxes payable. The Company continues to be debt free.

Outlook:

Outlook remains challenging and the Board continues to pursue avenues to enhance the Company’s strategy in the interests of stakeholders.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the company’s Form 20-F for the fiscal year ended December 31, 2009 under the heading “Item 3 – Key Information – Risk Factors” and in the company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	$17,153	$23,447
Security deposits	250	250
Accounts receivable and other	4,831	7,972
Income taxes receivable	611	681
Prepaid expenses	9,522	9,426
	32,367	41,776

User funds held on deposit	7,274	7,929
Future income taxes	1,261	1,549
Capital assets	5,011	7,774
Intangible assets	100	4,342
	46,013	63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	14,801	13,156
Income taxes payable	977	2,157
	15,778	15,313

User funds held on deposit	7,274	7,929
Future income taxes	16	384
	23,068	23,626

Minority interest	1,584	2,948

Shareholders' equity:
Share capital	34,108	33,916
Stock options	7,903	7,633
Deficit	(20,650)	(4,753)
	21,361	36,796

	$46,013	$63,370

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009

Revenue	$6,739	$10,140	$14,380	$20,274
Expenses
Operating	9,508	9,895	17,594	18,094
General and administrative	2,637	2,200	4,815	5,324
Reorganization	1,670	155	1,699	687
Impairment of intangible assets	3,566	-	3,566	-
Impairment of capital assets	2,058	-	2,058	-
Impairment of long-term investments	-	3,961	-	3,961
Finance	17	26	32	47
Amortization	739	1,199	1,479	2,504
	20,195	17,436	31,243	30,617

Loss before undernoted	(13,456)	(7,296)	(16,863)	(10,343)
Interest income	17	122	59	293

Loss before income taxes and minority interest	(13,439)	(7,174)	(16,804)	(10,050)

Income taxes:
Current	98	(583)	(9)	(743)
Future	44	(278)	274	(1,620)
	142	(861)	265	(2,363)

Loss before minority interest	(13,581)	(6,313)	(17,069)	(7,687)

Minority interest	(931)	(122)	(1,172)	(200)
Loss and comprehensive loss	$(12,650)	$(6,191)	$(15,897)	$(7,487)
Loss per common share
Basic	$(0.98)	$(0.46)	$(1.24)	$(0.56)
Diluted	$(0.98)	$(0.46)	$(1.24)	$(0.56)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)

	For the six months ended June 30,
	2010	2009
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032
Loss	(15,897)	(7,487)
Dividends paid, excluding those paid to CEC shareholders	-	(764)
(Deficit)/Retained earnings, end of period	$(20,650)	$23,781

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009
Cash flows from (used in):
Operating activities:
Loss	$(12,650)	$(6,191)	$(15,897)	$(7,487)
Adjustments to reconcile loss to cash provided by (used in) operating activities:
Amortization	739	1,199	1,479	2,504
Unrealized loss/gain on forward contract	26	(9)	(46)	(136)
Reorganization costs to be paid	3,925	155	3,925	687
Impairment of intangible assets	3,566	-	3,566	-
Impairment of capital assets	2,058	-	2,058	-
Impairment of long-term investments	-	3,961	-	3,961
Future income taxes	44	(278)	274	(1,620)
Minority interest	(931)	(122)	(1,172)	(200)
Stock options	98	275	270	595
	(3,125)	(1,010)	(5,543)	(1,696)
Change in operating assets and liabilities:
Accounts receivable and other	1,954	(578)	3,141	(1,328)
Prepaid expenses	247	(1,637)	(49)	(1,937)
Accounts payable and accrued liabilities	(1,159)	336	(2,280)	(2,441)
Income taxes payable	239	(712)	(1,107)	(915)
	(1,844)	(3,601)	(5,838)	(8,317)

Financing activities:
Dividends paid including those to CEC shareholders	-	(829)	-	(829)
	-	(829)	-	(829)
Investing activities:
Purchase of capital assets	(413)	(191)	(456)	(307)
Purchase of other investments	-	(277)	-	(477)
Decrease in restricted cash	-	-	-	2,175
	(413)	(468)	(456)	1,391
Decrease in cash and cash equivalents	(2,257)	(4,898)	(6,294)	(7,755)

Cash and cash equivalents, beginning of period	19,410	33,491	23,447	36,348

Cash and cash equivalents, end of period	$17,153	$28,593	$17,153	$28,593